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                                                                      EXHIBIT 1


                            SPEIZMAN INDUSTRIES, INC.
   508 WEST FIFTH STREET (BULLET) P.O. BOX 31215 (BULLET) CHARLOTTE, NC 28231
        704-372-3751 (BULLET) TELEX 575299 (BULLET) FAX NO. 704-376-3153

PRESS RELEASE                                              NASDAQ Symbol:  SPZN
Contact:  Josef Sklut
Vice President-Finance

              SPEIZMAN INDUSTRIES ANNOUNCES CLOSING OF TRANSACTION
                       WITH WINK DAVIS EQUIPMENT CO., INC.

Charlotte, NC -- August 1, 1997 -- Speizman Industries, Inc. today announced that pursuant to the previously announced letter of intent with Wink Davis Equipment Co., Inc. ("Wink Davis"), the Company consummated the acquisition of all of the outstanding capital stock of Wink Davis. Wink Davis distributes laundry equipment and parts, principally in the southeastern United States, as well as in the Chicago, Illinois area.

In payment of the purchase price, the Company paid the stockholders of Wink Davis $9.5 million in cash for all of the outstanding capital stock. The Company also assumed certain liabilities generated in the ordinary course of business by Wink Davis. The Company financed the cash portion of the purchase price with borrowed funds. There is a possible additional conditional payment of up to $1.5 million in cash over a five-year period based on certain pre-tax earnings calculations.

Robert Speizman, President of Speizman Industries, said, "We are excited about working with the employees of Wink Davis Equipment Company and enhancing their position as a major distributor of laundry equipment. Alex Davis will become President of Wink Davis, succeeding Wink Davis, Jr. who will retire."

Speizman Industries, Inc. distributes, in the United States, Canada and Mexico, new sock knitting machines, new dyeing and finishing equipment, and new processing equipment for the jeans industry. It distributes new knitting machines for outerwear fabrics and underwear in the United States and Canada. In addition, it sells new and used textile equipment and parts and components on a world-wide basis. The Company's common stock trades on The Nasdaq Stock Market under the symbol: SPZN.